U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  333-51918

CUSIP Number  ___________

(Check One):  [  ] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [   ] Form N-SAR

For Period Ended: September 30, 2005

[   ]

Transition Report on Form 10-K

[   ]

Transition Report on Form 20-F

[   ]

Transition Report on Form 11-K

[   ]

Transition Report on Form 10-Q

[   ]

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

         FULLCIRCLE REGISTRY, INC.

Former Name if Applicable

                  Excel Publishing, Inc.

Address of Principal Executive Office (Street and Number)

500 W. Jefferson St., PNC Plaza, Suite 2310

City, State and Zip Code

                 Louisville, KY  40202

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Isaac Boutwell                502                       540-5112

        (Name)             (Area Code)       (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes [  ]    No [X]

FullCircle Registry, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2005

By: /s/ Isaac Boutwell

Name:  Isaac Boutwell

Title:    Chief Executive Officer

2